Exhibit 99.1

Nanox Announces First Quarter of 2024 Financial Results and

Provides Business Update

Accelerates Deployment of Nanox.ARC in United States

signed two commercial agreements for Nanox.AI

Management to host conference call and webcast Tuesday, May 28, 2024 at 8:30 AM ET

PETAH TIKVA, Israel— May 28, 2024 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the first quarter ended March 31, 2024 and provided a business update.

First Quarter 2024 Highlights and Recent Developments:

●	Generated $2.6 million in revenue in the first quarter of 2024, compared to $2.4 million in the first quarter of 2023.

●	In the first quarter of 2024, we have continued to make strides in our U.S operational performance.

●	Secured agreements for Nanox.AI with Dandelion Health and Covera Health.

●	Hosted a live demonstration of the Nanox.ARC, scanning a patient at Dynamic Medical Imaging in New Jersey in early April, which showcased the clinical utility of the Nanox.ARC in real time.

●	Entered into an agreement with US-based Swissray, a leading provider of radiology services, to further strengthen Nanox’s customer support infrastructure.

●	Continued to generate clinical data supporting the use of Nanox.ARC for chest and other musculoskeletal indications.

“The entire Nanox team performed at a high level in the first quarter of 2024, marking positive strides commercializing the full Nanox technology suite worldwide, while also strengthening our customer support network and building the clinical data to support the use of the Nanox.ARC for an expanded array of musculoskeletal indications.” said Erez Meltzer, Nanox Chief Executive Officer. “We have also strengthened the crucial Nanox.AI product suite, receiving a new FDA clearance for Health FLD in February, and securing agreements with leading healthcare AI data platforms Dandelion Health and Covera. Alongside our commercial efforts in the US, we are also advancing in other geographies. The entire Nanox team is focused on acceleration into the rest of 2024.”

Financial results for three months ended March 31, 2024

For the three months ended March 31, 2024 (the “reported period”), the Company reported a net loss of $12.2 million, compared to a net loss of $11.8 million for the three months ended March 31, 2023 (which is referred as the “comparable period”), representing an increase of $0.4 million. The increase was largely due to onetime income that was recorded in the comparable period due to a decrease in the Company’s earn-out liabilities in the amount of $4.7 million and an increase in gross loss in the amount of $0.5 million, which was offset by a decrease of $1.1 million in the research and development expenses, a decrease of $0.4 million in the sales and marketing expenses, a decrease of $2.8 million in the general and administrative expenses and increase of $0.4 in the Company’s financial income.

The Company reported revenue of $2.6 million in the reported period, compared to $2.4 million in the comparable period. During the reported period, the Company generated revenue through teleradiology services, the sales and deployment of its imaging systems and the sale of its AI solutions.

The Company’s gross loss during the reported period totaled $2.1 million (gross loss margin of (81%)) on a GAAP basis, as compared to $1.5 million (gross loss margin of (62%)) in the comparable period. Non-GAAP gross profit for the reported period was $0.6 million (gross profit margin of approximately 22%), as compared to $1.0 million (gross profit margin of approximately 43%) in the comparable period.

The Company’s revenue from teleradiology services for the reported period was $2.4 million in the reported and comparable periods. The Company’s GAAP gross profit from teleradiology services for the reported period was $0.3 million (gross profit margin of approximately 14%), as compared to $0.5 million (gross profit margin of approximately 21%) in the comparable period. Non-GAAP gross profit of the Company’s teleradiology services for the reported period was $0.9 million (gross profit margin of approximately 37%) as compared to $1.1 million (gross profit margin of approximately 45%) in the comparable period. The decrease was attributable mainly to an increase in the cost of the engaged radiologists due to increases in reading rates.

During the reported period the Company generated revenue through the sales and deployment of its imaging systems which amounted to $48 thousand for the reported period, with a gross loss of 0.4 million on a GAAP and non-GAAP basis. The revenue stems from the sale and deployment of our 2D systems in Africa and our ARC systems in the U.S.

The Company’s revenue from its AI solutions for the reported period was $97 thousand with a gross loss of $2.0 million on a GAAP basis, as compared to revenue of $49 thousand with a gross loss of $2.0 million in the comparable period. Non-GAAP gross profit of the Company’s AI solutions for the reported period was $29 thousand, as compared to a loss of $20 thousand in the comparable period. During the reported period, Nanox AI continued to complete pilot programs with health organizations and other prospects in anticipation of full deployment of its products.

Research and development expenses net for the reported period were $5.2 million, as compared to $6.3 million in the comparable period, reflecting a decrease of $1.1 million. The decrease was mainly due to a research grant of $0.9 million that was received as part of the NHSX project, decrease of $0.2 million in salaries and wages, decrease of $0.2 million in share-based compensation which was offset by an increase of $0.3 million in the expenses related to our research and development activities.

Sales and marketing expenses for the reported period were $0.8 million, as compared to $1.2 million in the comparable period, reflecting a decrease of $0.4 million in the Company’s marketing expenses.

General and administrative expenses for the reported period were $5.0 million, as compared to $7.8 million in the comparable period. The decrease of $2.8 million was mainly due to a decrease in our legal expenses in the amount of $2.2 million, largely as result of the finalization of the SEC investigation and the settlement of the class action and a decrease in the cost of the directors’ and officers’ liability insurance premium in the amount of $0.4 million.

Non-GAAP net loss attributable to ordinary shares for the reported period was $8.1 million, as compared to $10.5 million in the comparable period. The decrease of $2.4 million was mainly due to a decrease in non-GAAP operating expenses of $2.4 million and an increase of $0.4 million in our non-GAAP interest income which was mitigated by a decrease of $0.6 million in our non-GAAP cost of goods sold.

Non-GAAP gross profit for the reported period was $0.6 million, as compared to $1.0 million in the comparable period. Non-GAAP research and development expenses, net for the reported period, were $4.6 million, as compared to $5.5 million in the comparable period. Non-GAAP sales and marketing expenses for the reported period were $0.6 million, as compared to $1.0 million in the comparable period. Non-GAAP general and administrative expenses for the reported period were $4.3 million as compared to $5.4 million in the comparable period.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, share-based compensation, change in contingent earnout liability and legal fees in connection with the class-action litigation and the SEC investigation. A reconciliation between GAAP and non-GAAP financial measures for the three months periods ended March 31, 2024, and 2023 is provided in the financial results that are part of this press release.

Liquidity and Capital Resources

As of March 31, 2024, the Company had total cash, cash equivalents, restricted deposits and marketable securities of $73.3 million, compared to $82.8 million as of December 31, 2023. The decrease of $9.5 million during the reported period was primarily due to negative cash flow from operations of $9.4 million.

Other Assets

As of March 31, 2024 and December 31, 2023, the Company had property and equipment of $42.3 million.

As of March 31, 2024, the Company had intangible assets of $78.0 million as compared to $80.6 million as of December 31, 2023. The decrease was attributable to the periodic amortization of intangible assets in the amount of $2.6 million.

Shareholders’ Equity

As of March 31, 2024, and December 31, 2023, the Company had approximately 57.8 million shares outstanding.

Conference Call and Webcast Details

Tuesday, May 28, 2024 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives. The Nanox ecosystem includes Nanox.ARC— a multi-source Digital Tomosynthesis system that is cost-effective and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease (Nanox.AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE). Together, Nanox’s products and services create a worldwide, innovative, and comprehensive solution that connects medical imaging solutions, from scan to diagnosis. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, those relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to continue to develop of the Nanox imaging system; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces, including the continuation and escalation of the military conflicts in Israel and current war between Israel and Hamas; (x) the costs incurred with respect to and the outcome of litigation Nanox is currently subject to and any similar or other claims and potential litigation it may be subject to in the future; and (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability and legal fees in connection with class-action litigation and the SEC investigation. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	March 31, 2024	December 31, 2023
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	44,921	56,377
Restricted deposit	46	46
Marketable securities	28,043	26,006
Accounts receivables net of allowance for credit losses of $55 as of March 31, 2024 and December 31, 2023, respectively.	1,442	1,484
Inventories	2,952	2,356
Prepaid expenses	1,004	1,274
Other current assets	625	1,092
TOTAL CURRENT ASSETS	79,033	88,635

NON-CURRENT ASSETS:
Restricted deposit	323	327
Property and equipment, net	42,328	42,343
Operating lease right-of-use asset	4,370	4,573
Intangible assets	77,954	80,607
Other non-current assets	1,869	2,163
TOTAL NON-CURRENT ASSETS	126,844	130,013
TOTAL ASSETS	205,877	218,648

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Current maturities of long term loan	3,341	3,490
Accounts payable	1,860	3,303
Accrued expenses	3,267	3,920
Deferred revenue	496	543
Current maturities of operating lease liabilities	883	861
Other current liabilities	3,762	3,407
TOTAL CURRENT LIABILITIES	13,609	15,524

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	3,819	4,045
Deferred tax liability	2,859	2,953
Other long-term liabilities	629	612
TOTAL NON-CURRENT LIABILITIES	7,307	7,610
TOTAL LIABILITIES	20,916	23,134

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at March 31, 2024 and December 31 2023, 57,779,033 and 57,778,628 issued and outstanding at March 31, 2024 and December 31, 2023, respectively	165	165
Additional paid-in capital	517,388	515,887
Accumulated other comprehensive loss	(118)	(305)
Accumulated deficit	(332,474)	(320,233)
TOTAL SHAREHOLDERS’ EQUITY	184,961	195,514
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	205,877	218,648

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Three Months Ended March 31,
	2024	2023
REVENUE	2,553	2,447

COST OF REVENUE	4,607	3,970

GROSS LOSS	(2,054)	(1,523)

OPERATING EXPENSES:
Research and development, net	5,220	6,286
Sales and marketing	800	1,153
General and administrative	5,042	7,808
Change in contingent earnout liability	-	(4,660)
Other expense (income), net	9	(32)
TOTAL OPERATING EXPENSES	11,071	10,555
OPERATING LOSS	(13,125)	(12,078)

REALIZED LOSS FROM SALE OF MARKETABLE SECURITIES	-	(178)
FINANCIAL INCOME, net	790	401
OPERATING LOSS BEFORE INCOME TAXES	(12,335)	(11,855)

INCOME TAX BENEFIT	94	94
NET LOSS	(12,241)	(11,761)

BASIC AND DILUTED LOSS PER SHARE	(0.21)	(0.21)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	57,901	55,157
Comprehensive Loss:
Net loss	(12,241)	(11,761)
Other comprehensive gain (loss):

Reclassification of net losses realized in income statement	-	178
Unrealized gain from available for-sale securities	187	414
Total comprehensive loss	(12,054)	(11,169)

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2024	57,778,628	165	515,887	(305)	(320,233)	195,514

Changes during the period:

Issuance of ordinary shares upon exercise of options	405	*	24	-	-	24
Share-based compensation	-	-	1,477	-	-	1,477
Unrealized gain from marketable securities	-	-	-	187		187
Net loss for the period	-	-	-	-	(12,241)	(12,241)
BALANCE AT MARCH 31, 2024	57,779,033	165	517,388	(118)	(332,474)	184,961

*	Less than $1.

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2023	55,094,237	158	477,953	(1,974)	(259,457)	216,680
Changes during the period:
Issuance of ordinary shares upon exercise of options	56,108	-	176	-	-	176
Unrealized gain from marketable securities, net	-	-	-	592		592
Share-based compensation	-	-	1,043	-	-	1,043
Net loss for the period	-	-	-	-	(11,761)	(11,761)
BALANCE AT MARCH 31, 2023	55,150,345	158	479,172	(1,382)	(271,218)	206,730

*	Less than $1.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended March 31,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(12,241)	(11,761)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,477	1,043
Amortization of intangible assets	2,653	2,653
Exchange rate differentials	(174)	(19)
Change in contingent earnout liability	-	(4,660)
Depreciation	286	255
Deferred tax liability, net	(94)	(94)
Realized loss from sale of marketable securities	-	178
Amortization of premium, discount and accrued interest on marketable securities	73	324
Impairment of property and equipment	25	145
Changes in Operating Assets and Liabilities:
Inventories	(676)	-
Accounts receivable	42	(331)
Prepaid expenses and other current assets	737	1,404
Other non-current assets	219	142
Accounts payable	(1,443)	706
Operating lease assets and liabilities	(1)	(7)
Accrued expenses and other liabilities	(298)	(559)
Deferred Revenue	(47)	(107)
Other long-term liabilities	17	14
Net cash used in operating activities	(9,445)	(10,674)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(141)	(1,495)
Proceeds from maturity of marketable securities	12,874	10,289
Purchase of marketable securities	(14,797)	-
Proceeds from sale of marketable securities	-	822
Net cash provided by (used in) investing activities	(2,064)	9,616

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from Issuance of ordinary shares upon exercise of options	24	176
Net cash provided by financing activities	24	176
EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	29	(11)
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(11,456)	(893)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	56,377	38,529
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF THE PERIOD	44,921	37,636

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS

Cash paid for interest	37	40

Cash paid for income taxes	-	-

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -

Operating lease liabilities arising from obtaining operating right-of use assets	-	572

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, change in contingent earnout liability and legal fees in connection with the class-action litigation and the SEC investigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2024	2023

GAAP net loss attributable to ordinary shares	12,241	11,761
Non-GAAP adjustments:
Less: Class-action litigation and SEC investigation	32	2,236
Less: Amortization of intangible assets	2,653	2,653
Less (Add): Change in contingent earnout liability	-	(4,660)
Less: Share-based compensation	1,477	1,043
Non-GAAP net loss attributable to ordinary shares	8,079	10,489
Non-GAAP BASIC AND DILUTED LOSS PER SHARE	0.14	0.19
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	57,901	55,157

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	4,607	3,970
Non-GAAP adjustments:
Amortization of intangible assets	2,556	2,556
Share-based compensation	53	14
Non-GAAP cost of revenue	1,998	1,400

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(2,054)	(1,523)
Non-GAAP adjustments:
Amortization of intangible assets	2,556	2,556
Share-based compensation	53	14
Non-GAAP gross profit	555	1,047

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(80)%	(62)%
Non-GAAP adjustments:
Amortization of intangible assets	100%	104%
Share-based compensation	2%	1%
Non-GAAP gross profit margin	22%	43%

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses, net	5,220	6,286
Non-GAAP adjustments:
Share-based compensation	589	788
Non-GAAP research and development expenses, net	4,631	5,498

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	800	1,153
Non-GAAP adjustments:
Amortization of intangible assets	97	97
Share-based compensation	146	78
Non-GAAP sales and marketing expenses	557	978

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	5,042	7,808
Non-GAAP adjustments:
Class-action litigation and SEC investigation	32	2,236
Share-based compensation	689	163
Non-GAAP general and administrative expenses	4,321	5,409